Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ANNOUNCES Q2 2015 RESULTS, MAINTAINS 2015 PRODUCTION GUIDANCE WITH $100 MILLION LOWER CAPITAL EXPENDITURES, LOWERS DIVIDEND AND SUSPENDS DIVIDEND REINVESTMENT PLANS

August 12, 2015 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2015. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended June 30, 2015, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended June 30			Six months ended June 30
(Cdn$000s except shares, per share and per boe amounts)	2015	2014	% Change	2015	2014	% Change
Financial
Funds flow from operations (1)	524,260	636,688	(18)	957,764	1,216,784	(21)
Per share (1) (2)	1.14	1.55	(26)	2.11	3.01	(30)
Net income (loss)	(240,448)	98,586	(344)	(286,512)	129,476	(321)
Per share (2)	(0.53)	0.24	(321)	(0.63)	0.32	(297)
Adjusted net earnings from operations (1)	40,378	174,580	(77)	68,649	380,654	(82)
Per share (1) (2)	0.09	0.43	(79)	0.15	0.94	(84)
Adjusted dividends (1)	325,132	286,128	14	637,752	564,404	13
Per share (1) (2)	0.69	0.69	-	1.38	1.38	-
Payout ratio (%) (1) (3)	62	45	17	67	46	21
Per share (%) (1) (2) (3)	61	45	16	65	46	19
Net debt (1)	3,976,906	2,836,829	40	3,976,906	2,836,829	40
Net debt to funds flow from operations (1) (4)	1.9	1.2	58	1.9	1.2	58
Capital acquisitions (net) (5)	1,477,891	1,566,487	(6)	1,493,471	1,599,773	(7)
Development capital expenditures (6)	329,264	271,537	21	886,044	841,964	5
Decommissioning and environmental expenditures (6)	4,368	4,282	2	14,235	17,676	(19)
Weighted average shares outstanding (mm)
Basic	456.9	407.5	12	453.0	402.2	13
Diluted	459.4	410.1	12	454.9	404.8	12
Operating
Average daily production
Crude oil and NGLs (bbls/d)	137,742	125,344	10	138,886	122,183	14
Natural gas (mcf/d)	83,366	72,143	16	83,118	70,858	17
Total (boe/d)	151,636	137,368	10	152,739	133,993	14
Average selling prices (7)
Crude oil and NGLs ($/bbl)	60.09	97.52	(38)	53.44	95.19	(44)
Natural gas ($/mcf)	3.02	5.42	(44)	3.08	5.59	(45)
Total ($/boe)	56.25	91.83	(39)	50.27	89.76	(44)
Netback ($/boe)
Oil and gas sales	56.25	91.83	(39)	50.27	89.76	(44)
Royalties	(8.60)	(16.19)	(47)	(7.85)	(15.80)	(50)
Operating expenses	(11.76)	(12.63)	(7)	(11.82)	(12.59)	(6)
Transportation	(2.33)	(2.46)	(5)	(2.34)	(2.31)	1
Netback prior to realized derivatives	33.56	60.55	(45)	28.26	59.06	(52)
Realized gain (loss) on derivatives	8.18	(5.80)	(241)	10.10	(5.32)	(290)
Netback (1)	41.74	54.75	(24)	38.36	53.74	(29)
(1)
Funds flow from operations, adjusted net earnings from operations, adjusted dividends, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities.

(2)	The per share amounts (with the exception of adjusted dividends per share) are the per share – diluted amounts.
(3)	Payout ratio is calculated as adjusted dividends divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation.

This news release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this news release, respectively.

SECOND QUARTER 2015 HIGHLIGHTS

In second quarter 2015, Crescent Point continued to execute its integrated business strategy of maximizing shareholder return with long-term growth plus dividend income through acquiring, exploiting and developing high-quality, long-life, light and medium oil and natural gas properties.

•
Crescent Point achieved average production of 151,636 boe/d in the quarter, which was weighted 91 percent to light and medium crude oil and liquids. This represents an increase of 10 percent, or more than 14,000 boe/d, over second quarter 2014. Production volumes were higher than expected due in part to a better than expected spring break-up in southern Saskatchewan.

•
During the quarter, the Company spent $270.7 million on drilling and development activities, drilling 185 (142.6 net) wells with a 100 percent success rate. Crescent Point also spent $58.6 million on land, seismic and facilities, for total development capital expenditures of $329.3 million. The Company was able to shift drilling capital into second quarter from the second half of 2015 due to a shorter than expected spring break-up in southern Saskatchewan, which is expected to positively impact third quarter 2015 production levels.

•
Crescent Point generated funds flow from operations of $524.3 million ($1.14 per share – diluted) in second quarter 2015. Funds flow from operations declined 18 percent from second quarter 2014 due to a 39 percent decline in the Company’s average selling price per boe over the same period.

•
Second quarter netbacks of $41.74 per boe were strong relative to average selling prices of $56.25 per boe, partly due to the Company’s hedging program, which contributed $8.18 per boe of realized gains on derivatives during the quarter. Excluding realized gains on derivatives, netbacks were $33.56 per boe.

•	Crescent Point maintained consistent monthly dividends of $0.23 per share, totaling $0.69 per share for the quarter. This is unchanged from $0.69 per share paid in second quarter 2014.

•
The Company lowered its overall cost structure and has realized capital savings of approximately 20 percent or more in several of its plays, through a combination of service cost reductions and increased operational efficiencies. The Company expects to realize further cost savings and efficiencies in this current low oil price environment, which it expects to further improve well economics on a long-term basis.

•
Crescent Point continued to advance its emerging-growth resource plays. In the Uinta Basin, the Company advanced its horizontal drilling program, while lowering costs and improving efficiencies. During the second quarter, the Company successfully reduced the drilling time on horizontal wells from 24 days to 16 days. In Flat Lake, Crescent Point extended the play’s boundary through several step-out wells, adding additional upside potential in the area.

•
On June 30, 2015, Crescent Point completed the acquisition (the “Legacy Acquisition”) of all of the issued and outstanding shares of Legacy Oil + Gas Inc. (“Legacy”), a publicly traded, light oil-weighted producer, for total consideration of approximately $1.48 billion. The Legacy Acquisition adds low decline production of 20,000 boe/d and 102.7 million boe of proved plus probable (“2P”) reserves, as assigned by Crescent Point’s independent engineers. The Legacy Acquisition is expected to be accretive on a debt-adjusted basis to the Company’s production per share by approximately five to nine percent in 2016. This accretion is based on 2016 production of 20,000 to 25,000 boe/d and 2016 capital expenditures for the assets acquired of between $150 million and $250 million.

•
Also during the quarter, Crescent Point successfully closed a bought deal financing and the associated partial over-allotment option exercise for aggregate gross proceeds of approximately $660.1 million. Net proceeds from the bought deal financing were used to reduce the indebtedness assumed and transaction costs incurred in connection with the Legacy Acquisition.

•
During the quarter, the Company closed a private placement of long-term debt in the form of senior guaranteed notes to a group of institutional investors to increase its near-term liquidity. The notes issued pursuant to the placement are unsecured and rank equally with Crescent Point’s obligations under its bank facilities. In total, US$250.0 million and CDN$65.0 million was raised through three separate series of notes at fixed coupon rates ranging from 3.94 percent to 4.18 percent and maturities of 10 to 12 years. Proceeds from the placement were used to reduce the Company’s outstanding bank line during the quarter.

•
Crescent Point retains a significant amount of liquidity and financial flexibility, with no material near-term debt maturities and a credit facility with unutilized credit capacity of approximately $1.7 billion as at June 30, 2015, pro-forma the repayment of the debt assumed in the Legacy Acquisition.

•
Subsequent to the quarter, on July 2, 2015, Crescent Point announced the strategic consolidation acquisition of Coral Hill Energy Ltd. (“Coral Hill”) (the “Coral Hill Acquisition”), a privately held Swan Hills Beaverhill Lake light oil-weighted producer with approximately 3,200 boe/d of productive capacity and 17.6 million boe of 2P reserves, as assigned by Crescent Point’s independent engineers. The acquisition of Coral Hill is expected to enhance the long-term strategic value and flexibility of the Company’s Swan Hills assets by providing full operatorship, control over pace of development and an increased position in the core of the play. Total consideration is estimated to be approximately $258 million, including the Coral Hill shares already owned by Crescent Point, and will include a combination of Crescent Point shares and assumed debt. The acquisition is expected to close on or about August 14, 2015.

REDUCED 2015 CAPITAL EXPENDITURES WITH UNCHANGED PRODUCTION GUIDANCE, REDUCED DIVIDEND AND SUSPENSION OF DIVIDEND REINVESTMENT PLANS

Since its inception, Crescent Point’s business strategy has been based on three core principles: a strong balance sheet, a high-quality reserve base with significant upside and a proven management team. These principles have enabled the Company to execute a long-term total return strategy of delivering per share growth and dividend income without taking on debt at the expense of its shareholders.

Crescent Point’s conservative strategy and per share growth over the past several years, combined with healthy commodity prices, had the Company on track to finance its growth and dividend model within a total payout ratio of 100 percent in the context of its five-year cash flow models. However, with the significant decline in spot and forward curve oil prices since the end of June and a risk that this low price environment may be lower for a longer period of time, the Company has decided to reduce its dividend to not build debt.

The Board of Directors has approved a monthly dividend of $0.10 per share, effective with the August dividend that is payable in cash on September 15, 2015. In addition, effective with the August dividend, the Company is suspending its existing Share Dividend Plan (“SDP”) and Dividend Reinvestment Plan ("DRIP"). As of September 15, 2015, shareholders that were enrolled in the SDP or DRIP will receive the regular monthly cash dividend of $0.10 per share.

The Board of Directors has also approved a $100 million reduction in the Company’s 2015 capital expenditures guidance, which primarily reflects both a reduction in drilling related capital and the benefit of the Company’s cost saving initiatives. The 2015 capital expenditures budget is now $1.45 billion and average 2015 production guidance remains unchanged at 163,500 boe/d. Crescent Point maintains a strong balance sheet with net debt to funds flow from operations of 1.9 times at the end of second quarter and significant unutilized credit capacity of $1.7 billion.

“This is the right decision,” said Scott Saxberg, president and CEO of Crescent Point. “Reducing our dividend, lowering our capital expenditures and suspending our dividend reinvestment plans protects our balance sheet in this extremely low commodity price environment. It highlights our goal of internally funding our business model and not increasing debt or issuing equity to fund future growth.”

Prior to the recent steep decline in oil prices, the Company was comfortable with the sustainability of its dividend level given the macro environment and the outlook for commodity prices at the time. Recently however, the macro environment and the outlook for commodity prices have both have worsened considerably. Commodity prices have dropped significantly and oil price differentials have widened, and there is a concern that the low pricing environment may be more sustained. In particular, since late June:

•	Spot oil prices have declined by approximately Cdn$17/bbl, or 22 percent;

•
Forward curve oil prices in 2016 and 2017 have declined by approximately Cdn$11/bbl and Cdn$8/bbl, or 15 percent and 10 percent, respectively, limiting the ability to lock in attractive future selling prices;

•	Netbacks have been further eroded by a Cdn$8/bbl widening of spot heavy oil differentials in western Canada and a Cdn$4/bbl widening of light oil differentials in southeast Saskatchewan;

•	Natural gas liquids (“NGLs”) prices have declined considerably and natural gas prices remain depressed; and

•
The significant drop in spot oil prices and wider differentials are negatively impacting the Company’s realized oil prices by more than Cdn$15/bbl, or approximately 24 percent, for the second half of 2015.

Crescent Point entered the commodity downturn with a strong balance sheet and a significant 2015 and 2016 hedge position for both crude oil and natural gas. This allowed the Company to maintain its dividend while executing its business plan and implementing cost reductions across its asset base. However, the severity of the decline in oil prices over the past six weeks and the rapid worsening in the outlook for crude oil prices pose significant risk to the strength of the Company’s balance sheet. After careful analysis and weighing the risks associated with potentially increasing its debt position, Crescent Point believes that lowering the dividend is the right decision and will allow the Company to protect its balance sheet as well as to improve its ability to allocate capital to its top-tier asset base.

“We have had another excellent quarter operationally and are on track to meet or exceed our targets,” said Saxberg. “This further highlights the high-quality nature of our company and our assets, as well as our ability to lower costs and drive positive economic results in a low price environment.”

The Company maintains a strategic asset base with low-risk waterflood potential and over 12 years of drilling inventory, or approximately 7,460 internally identified drilling locations, focused in low-risk, high-return plays with significant upside. Of the internally identified drilling locations, 2,391 net are proved and 934 net are probable, as independently evaluated by GLJ Petroleum Consultants Ltd. and Sproule Associates Limited. These drilling locations exclude the inventory acquired, or to be acquired, through the Coral Hill Acquisition and the Legacy Acquisition.

“We believe suspending our dividend reinvestment plans and lowering our dividend in this environment will maximize value for our shareholders over the long-term,” said Saxberg. “As commodity prices improve, we will have greater flexibility to improve our balance sheet, increase our per share growth, increase our dividend or internally fund future acquisition opportunities.”

OPERATIONS REVIEW

Second Quarter Operations Summary

Crescent Point achieved second quarter daily average production of 151,636 boe/d, representing an increase of 10 percent, or more than 14,000 boe/d, over second quarter 2014. The Company’s production performance during the quarter was driven by its successful development program, its ongoing waterflood success and strong results from its cemented liner completion techniques.

Drilling Results

The following table summarizes Crescent Point’s drilling results for the three and six months ended June 30, 2015:

Three months ended June 30, 2015	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan & Manitoba	-	80	-	1	-	81	51.5	100
Southwest Saskatchewan	-	22	-	-	-	22	22.0	100
Alberta and Central SK	2	49	-	-	-	51	48.6	100
United States (1)	-	31	-	-	-	31	20.5	100
Total	2	182	-	1	-	185	142.6	100

Six months ended June 30, 2015	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan & Manitoba	-	229	-	1	-	230	185.5	100
Southwest Saskatchewan	-	60	-	-	-	60	60.0	100
Alberta and Central SK	2	76	-	-	-	78	74.9	100
United States (1)	-	60	-	-	-	60	38.7	100
Total	2	425	-	1	-	428	359.1	100
(1) The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In second quarter, Crescent Point successfully executed its capital program in southeast Saskatchewan and Manitoba. The Company’s core resource plays continue to be strong drivers of Crescent Point’s production growth and free cash flow.

During second quarter, Crescent Point drilled 35 (32.9 net) oil wells in the Viewfield Bakken resource play. The Company’s efforts to refine its completion techniques and to expand its waterflood program support its strategy of optimizing returns and free cash flow in the Viewfield Bakken play. During the first half of 2015, the Company successfully converted 11 producing wells to water injection wells, with a total of 30 planned for the year. Crescent Point continues to advance its waterflood program and is currently working on unitizing its second of four units in the play. Based on results to date, the Company estimates it has reduced decline rates by up to 10 percent in waterflood-affected areas in the Viewfield Bakken resource play, compared to areas not under waterflood.

The Company is encouraged by its new closeable sliding sleeve technology, which was utilized on 22 net wells in the quarter and is currently being deployed in all cemented liner completions in the play. Since 2014, Crescent Point has successfully lowered drilling and completion costs in the Viewfield Bakken by 22 percent and continues to seek service cost reductions and to improve overall efficiencies.

The Company is pleased with drilling results to date in the Torquay play at Flat Lake, having drilled 9 (9.0 net) oil wells during the quarter, including 2 (2.0 net) step-out wells. In 2015, Crescent Point has drilled a total of 7 (7.0 net) step-out wells in the play, extending the boundary of the play. The Company continues to modify and experiment with varying fracture-stimulation techniques, which have the potential to further increase the economics of wells drilled in the play.

The Midale unconventional light oil resource play is a highly economic, large oil-in-place pool with a low recovery factor to date and is in the early stages of horizontal well development. Crescent Point significantly increased its position in this play with the Legacy Acquisition. The Midale unconventional play generates attractive rates of return with payback periods that are within the top quartile of the Company’s inventory. Crescent Point’s strategic infrastructure in the Midale area allows the Company to realize the associated gas and NGLs produced from the play. In the first half of 2015, Crescent Point and Legacy drilled 15 (15.0 net) oil wells in the Midale play. Crescent Point has plans to drill 22 (21.0 net) oil wells in the second half of 2015. The Company has more than 400 internally identified drilling locations in the play, of which 38 net are booked as probable locations and 67 net are booked as proved locations. The Company is excited about the opportunity to improve upon the recent success in this area through continued cost improvements and the application of new technology.

Southwest Saskatchewan

Crescent Point continued to expand and optimize its waterflood program in the Shaunavon resource play during second quarter, with a total of 52 water injection wells operating in the play. During the first half of 2015, Crescent Point converted 11 producing wells to water injection wells, which represents approximately 30 percent of planned conversions for 2015. Based on results to date, the Company estimates it has reduced decline rates by more than 10 percent in waterflood-affected areas in the play, compared to areas not under waterflood.

During second quarter, the Company drilled 22 (22.0 net) oil wells in the Shaunavon resource play. The new closeable sliding sleeve technology was successfully deployed during the drilling and completion of all wells in the area and will be deployed in all future cemented liner completions in the Shaunavon play. Since 2014, the Company has decreased drilling and completion costs in the play by approximately 22 percent.

Alberta and West Central Saskatchewan

During the quarter, the Company continued its drilling program in the Dodsland area of the Saskatchewan Viking resource play, drilling 48 (47.5 net) oil wells and achieving a 100 percent success rate. Crescent Point is pleased with production results to date, as wells have been coming on production at, or better than, internally forecasted rates. Crescent Point has begun to implement its sliding sleeve technology in the Viking play, and continues to refine its completion technology. Since 2014, the Company has decreased drilling and completion costs in the Saskatchewan Viking play by approximately 24 percent.

Crescent Point expanded the waterflood program in the Swan Hills Beaverhill Lake play in second quarter 2015, with a total of five water injection wells currently in operation, including its own operated well and four non-operated injection wells currently operated by Coral Hill. The Company continues to see a strong waterflood response and is encouraged with results to date. Crescent Point plans to advance its waterflood program in the Swan Hills Beaverhill Lake play during the second half of 2015, after integrating the assets to be acquired as part of the Coral Hill Acquisition.

United States

During second quarter, the Company participated in the drilling of 25 (16.4 net) oil wells in the Uinta Basin, achieving a 100 percent success rate.

The Company remains excited about future opportunity in the Uinta Basin, which is a multi-zone, stacked play in the early stages of horizontal development. During 2014, the Company drilled two horizontal wells targeting the Uteland Butte and Douglas Creek zones, followed by four additional horizontal wells during 2015 targeting the Wasatch, Douglas Creek, Black Shale and Castle Peak zones. The Company is encouraged with drilling results to date. During the quarter, the Company successfully reduced drilling time on its second Douglas Creek horizontal well from 24 days to 16 days, reducing drilling and completion costs. Since 2014, the Company has decreased drilling and completion costs in the Uinta Basin by approximately 20 percent. The Company continues to seek additional efficiencies as it advances the play.

The Company is in the initial stages of interpreting data from its operated 3-D seismic program, covering approximately 140 square miles, primarily in the Randlett area. The data gathered will assist the Company to identify prospective locations for future horizontal and vertical drilling, and will help with the overall development of its operated lands.

During second quarter, the Company also participated in the drilling of 6 (4.1 net) oil wells in North Dakota, targeting both the Bakken and Three Forks formations. The Company is encouraged with results to date in both formations and is making significant progress in lowering overall drilling and completion costs.

ACQUISITIONS

On June 30, 2015, Crescent Point announced the closing of the Legacy Acquisition for total consideration of approximately $1.48 billion. The acquisition adds low-decline forecast production of 20,000 boe/d and 102.7 million boe of 2P reserves, as assigned by Crescent Point’s independent engineers. The Legacy Acquisition is expected to generate production per share accretion on a debt-adjusted basis of approximately five to nine percent in 2016. This accretion is based on expected 2016 production of 20,000 to 25,000 boe/d and 2016 capital expenditures for the assets of between $150 million and $250 million, but excludes any additional synergies as a result of the Legacy Acquisition or efficiencies Crescent Point may achieve through cost reductions. The Legacy Assets include approximately 1,000 net sections of land, of which approximately 525 net sections are located in the Company’s core area of southeast Saskatchewan and the new highly economic unconventional Midale light oil resource play.

Subsequent to the quarter, on July 2, 2015, Crescent Point announced the Coral Hill Acquisition. The acquisition adds approximately 3,200 boe/d of productive capacity and 17.6 million boe of 2P reserves, as assigned by Crescent Point’s independent engineers. Crescent Point already owns 7.2 million shares of Coral Hill (approximately 8.7 percent of Coral Hill’s outstanding shares), and will issue approximately 4.28 million Crescent Point common shares to acquire the remaining Coral Hill shares. The acquisition is expected to enhance the long-term strategic value and future flexibility of the Company’s Swan Hills assets by providing full operatorship, control over pace of development and an increased position in the core of the play. The Coral Hill Acquisition is expected to close on or about August 14, 2015.

Also subsequent to the quarter, Crescent Point filed its first short form base shelf prospectus (the “Prospectus”), a common practice for inter-listed companies of the Company’s size. Crescent Point does not have any immediate plans to offer securities under the Prospectus.

OUTLOOK

Crescent Point continues to execute its integrated business strategy of maximizing shareholder return with long-term growth plus dividend income through acquiring, exploiting and developing high-quality, long-life, light and medium oil and natural gas properties.

In the first half of the year, Crescent Point increased its financial flexibility, lowered overall costs, improved capital efficiencies and allocated capital to its low-risk, high-return development opportunities while advancing its earlier-stage resource plays. Crescent Point also made two strategic acquisitions, Legacy and Coral Hill, to strengthen its asset base and financial position.

For the second half of 2015, the Company will integrate its recent acquisitions while also seeking additional cost reductions and operational efficiencies, which are expected to further enhance well economics. The Company is focused on allocating capital across its asset base in a disciplined manner and on advancing the development of its waterflood programs, which are expected to generate increased recoveries.

“We have a large inventory of low-risk, top tier-return drilling locations across our asset base with attractive payback periods. Our acquisitions of Legacy and Coral Hill, along with the advancement of our Torquay and Uinta Basin resource plays, extend the depth of our inventory and increase our long-term growth profile,” said Saxberg. “Reducing our dividend and maintaining a strong balance sheet during this low commodity price environment will put us in a strong position to fund our growth plus dividend strategy over time and grow overall value for our shareholders.”

Crescent Point continues to bolster its hedge book when forward price levels warrant. As at August 5, 2015, the Company had hedged 54 percent of its oil production, net of royalty interest, for the remainder of 2015 at a weighted average price of approximately CDN$88.00/bbl and 32 percent for 2016 at a weighted average price of approximately CDN$83.00/bbl. The Company’s oil and gas hedge books, which provide added flexibility, extend into 2018 at attractive prices.

Crescent Point remains committed to maintaining a strong financial position while continuing to maximize shareholder return through its total return strategy of long-term growth plus dividend income. The Company is flexible and remains well positioned to execute on its total return strategy due to its conservative business approach, high-quality inventory base and its commitment to advancing its technology and waterflood programs.

CONFERENCE CALL DETAILS

Crescent Point management will host a conference call on Thursday, August 13, 2015, at 10:00 a.m. MT (12:00 p.m. ET), to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 866-225-0198 or 416-340-2216. Alternatively, to listen to this event online, please enter http://www.gowebcasting.com/6623 in your web browser.

For those unable to participate in the conference call at the scheduled time, it will be archived for replay. You can access the replay by dialing 800-408-3053 or 905-694-9451 and entering the passcode 1340760. The replay will be available approximately one hour following completion of the call. The webcast will be archived on Crescent Point’s website at www.crescentpointenergy.com.

2015 GUIDANCE

The Company’s revised guidance for 2015 is as follows and assumes the successful completion of the Coral Hill Acquisition on or about August 14, 2015:

Production	Prior	Revised
Oil and NGL (bbls/d)	149,750	149,750
Natural gas (mcf/d)	82,500	82,500
Total (boe/d)	163,500	163,500
Capital expenditures (1)
Drilling and completions ($000)	1,335,000	1,237,000
Facilities, land and seismic ($000)	215,000	213,000
Total ($000)	1,550,000	1,450,000
 (1)    The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
August 12, 2015

Reserves Data

Statements relating to “reserves” are deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Crescent Point's and Coral Hill’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “adjusted net earnings from operations”, “adjusted net earnings from operations per share – diluted”, “adjusted dividends”, “adjusted dividends per share”, “net debt”, “net debt to funds flow from operations”, “netback”, “payout ratio” and “payout ratio per share – diluted”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Cash flow from operating activities	491,636	646,485	(24)	890,345	1,220,621	(27)
Changes in non-cash working capital	21,388	(23,627)	(191)	50,313	(31,117)	(262)
Transaction costs	8,755	9,681	(10)	9,698	9,970	(3)
Decommissioning expenditures	2,481	4,149	(40)	7,408	17,310	(57)
Funds flow from operations	524,260	636,688	(18)	957,764	1,216,784	(21)

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, impairment to property, plant and equipment ("PP&E"), unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes, unrealized gains or losses on long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share – diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS. The company has previously referred to adjusted net earnings from operations as “operating income”.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Net income (loss)	(240,448)	98,586	(344)	(286,512)	129,476	(321)
Amortization of E&E undeveloped land	47,517	69,194	(31)	94,754	135,631	(30)
Unrealized derivative losses	359,155	81,597	340	312,539	217,781	44
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	(31,001)	(38,947)	(20)	99,699	1,994	4,900
Unrealized (gain) loss on long-term investments	13,160	(5,277)	(349)	(10,537)	(8,895)	18
Gain on capital acquisitions	(6,259)	-	-	(6,259)	-	-
Deferred tax relating to adjustments	(101,746)	(30,573)	233	(135,035)	(95,333)	42
Adjusted net earnings from operations	40,378	174,580	(77)	68,649	380,654	(82)

Adjusted dividends and adjusted dividends per share are calculated as dividends declared to shareholders less the fair value of the discount on the market value of Crescent Point common shares issued pursuant to the Company's Premium DividendTM and Dividend Reinvestment Plan ("DRIP") and the Share Dividend Plan ("SDP"). Management utilizes adjusted dividends to present the value of dividends declared to shareholders if settled completely in cash.

The following table reconciles dividends declared to shareholders or declared to adjusted dividends:

	Three months ended June 30			Six months ended June 30
($000s)	2015	2014	% Change	2015	2014	% Change
Dividends declared to shareholders	330,445	286,128	15	647,913	564,404	15
Fair value of discount on market value of shares issued pursuant to DRIP and SDP	(5,313)	-	-	(10,161)	-	-
Adjusted dividends	325,132	286,128	14	637,752	564,404	13

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

The following table reconciles long-term debt to net debt:

($000s)	June 30, 2015	June 30, 2014	% Change
Long-term debt (1)	3,985,084	2,682,601	49
Accounts payable and accrued liabilities	671,016	721,396	(7)
Dividends payable	115,927	96,781	20
Cash	(20,625)	(30,030)	(31)
Accounts receivable	(383,707)	(445,894)	(14)
Prepaids and deposits	(7,782)	(9,665)	(19)
Long-term investments	(61,676)	(83,124)	(26)
Excludes:
Equity settled component of dividends payable	(36,586)	(29,532)	24
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(284,745)	(65,164)	337
Net debt	3,976,906	2,836,829	40
(1) Includes current portion of long-term debt.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as adjusted dividends divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any “financial outlook” or “future oriented financial information” in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and “forward looking information” for the purposes of Canadian securities regulation. The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “intend”, “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining to the following: corporate strategy and anticipated financial and operational results; the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated future cash flows and oil and natural gas production levels; expected capital expenditure levels and how such expenditures are expected to be funded; drilling programs; the future cost to drill wells, including anticipated cost savings associated therewith; the advancement of the Company’s waterflood programs; the expected impact of waterfloods on corporate declines and recoveries and the use of closable sliding sleeve completion technology; cash dividends; the potential use of the data collected pursuant to the Company’s 3-D seismic program; the anticipated impact of technological advancements on the value of the Company’s development inventory; the quantity of Legacy and Coral Hill’s oil and natural gas reserves; the expected cost and date of completion of the Coral Hill Acquisition; the anticipated impact of the Legacy and Coral Hill Acquisitions on the Company’s production and in general; targeted conversion of producing wells to water injection wells; expected future cost reductions; and the continued maintenance of capital efficiencies and the expected impact thereof on financial and operational flexibility.

Statements relating to "reserves" are also deemed to be forward looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company’s Annual Information Form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2014, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”, and in the Management’s Discussion and Analysis for the period ended June 30, 2015, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Changes in Accounting Policies” and “Outlook”. In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, crown royalty rates and incentive programs relating to the oil and gas industry. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point’s future course of action depends on management’s assessment of all information available at the relevant time.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company’s behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020

Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1